AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2004

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                              TASKER CAPITAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

               NEVADA                           88-0426048
   (State or Other Jurisdiction of           (I.R.S. Employer
   Incorporation or Organization)          Identification No.)

                             ----------------------

                               100 MILL PLAIN RD.
                               DANBURY, CT 06811
                                 (203) 546-3555
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                             ----------------------

                          ROBERT P. APPLEBY, PRESIDENT
                               100 MILL PLAIN RD.
                               DANBURY, CT 06811
                                 (203) 546-3555

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                             ----------------------

                                WITH COPIES TO:
                             DARRIN M. OCASIO, ESQ.
                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                            1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS
             AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                       CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                            PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED(1)   PRICE PER UNIT(2)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           16,000,000(3)        $ 0.38          $6,080,000.00           $770.34
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           16,400,000(4)        $ 0.38          $6,232,000.00           $789.60
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value            1,700,000(5)        $ 0.38            $646,000.00            $81.85
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                   34,100,000                                                 $1,641.79
====================================================================================================================

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of convertible debentures and the exercise of warrants by the selling stockholder. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on May 10, 2004.

(3) Includes shares of common stock underlying convertible debentures.

(4) Includes shares of common stock underlying warrants.

(5) Represents shares of common stock.

                             ----------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

      THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 14, 2004

PROSPECTUS

                              Tasker Capital Corp.

                       34,100,000 Shares of Common Stock



      This prospectus relates to the resale by the selling stockholder of 34,100,000 shares of our common stock, including 16,400,000 shares are issuable upon the exercise of warrants, and 16,000,000 shares are issuable upon the conversion of debentures. The selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholder is an underwriter of the shares of common stock, which it is offering.

      We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholder.

      Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "TKER." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on May 10, 2004 was $0.38.

      Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     SEE "RISK FACTORS" BEGINNING ON PAGE _.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May __, 2004.

      The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Tasker Capital Corp., with the Securities and Exchange Commission. The Selling Stockholder may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS


Where You Can Find More Information........................................  1

Forward-Looking Statements.................................................  2

Prospectus Summary.........................................................  3

Recent Developments........................................................  4

Risk Factors...............................................................  5

Use of Proceeds............................................................  8

Selling Stockholder........................................................  9

Plan of Distribution....................................................... 13

Description of Capital Stock............................................... 14

Legal Matters.............................................................. 14

Experts.................................................................... 14

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

      We incorporate by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

      o Our annual report on Form 10-KSB for the year ended December 31, 2003; and

      o     Our current reports of Form 8-K for the past fiscal year.

      A copy of our above-mentioned Form 10-KSB and Form 8-K are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

      Tasker Capital Corp.
      100 Mill Plain Rd.
      Danbury, CT 06811
      Attention:  President
      (203) 546-3555

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

      In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

      Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

      We were organized for the purpose of engaging in the acquisition and exploration of mineral properties, primarily in the Province of British Columbia, Canada. During 2001, we allowed the option on our mineral property to lapse and began to investigate other business opportunities. In late 2002, we entered into an exclusive license to sell, develop, market and distribute consumer deodorant breath products, animal deodorant breath products and soft drink products.

      We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($607,080) and ($761,252), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

      Our principal executive offices are located at 100 Mill Plain Rd., Danbury, CT 06811 and our telephone number is (203) 546-3555. We are incorporated in the State of Nevada.

                                            The Offering

Common stock offered by selling stockholder ............... Up to 34,100,000 shares, based on current market prices and assuming full conversion of
                                                            of the convertible debenture and the full
                                                            exercise of the warrants. This number
                                                            represents 72.55% of our current outstanding stock.

Common stock to be outstanding after the offering.......... Up to 47,000,000 shares

Use of proceeds............................................ We will not receive any proceeds from the sale of the common stock.

Over-The-Counter Bulletin Board Symbol..................... TKER


      The above information regarding common stock to be outstanding after the offering is based on 15,000,000 shares of common stock outstanding as of May 10, 2004 and assumes the subsequent conversion of our issued convertible debentures, with interest, and exercise of warrants by our selling stockholder.

                              RECENT DEVELOPMENTS

                         SECURITIES PURCHASE AGREEMENT

      On May 3, 2004, Tasker Capital Corp. entered into a Securities Purchase Agreement (the "Purchase Agreement"), with several accredited investors (collectively the "Purchasers"), under which the Company issued and sold to the Purchasers in a private placement (i) $800,000 of convertible debentures; and
(ii) warrants to purchase 8,000,000 shares of common stock at $0.10 per share and 8,000,000 shares of common stock at $0.20 per share. The warrants expire 5 years from the date of issuance.

      7% CONVERTIBLE DEBENTURES

      The principal amount of the debenture is repayable in shares of common stock at a fixed conversion price of $0.05 per share. The debenture has an interest rate of 7% and is due on the third anniversary of the original issue date. Interest on the debenture is payable quarterly on March 31, June 30, September 30 and December 31, beginning on the first such date after the original issue date in shares of common stock at the lesser of (a) $0.05 and (b) 90% of the lesser of (i) the average of the 20 volume weighted average prices immediately prior to the applicable interest payment date or (ii) the average of the 20 VWAPs immediately prior to the date the applicable interest payment shares are issued and delivered if after the interest payment date. The holder shall not be entitled to convert any amount which would result in the holder being the beneficial owner of more than 4.99% of the Company's common stock, unless 61 days' prior notice is given to the Company.

      The conversion price of the debenture and the exercise price of the warrants are subject to customary anti-dilution rights. In addition, if the Company issues common stock at a price less than the conversion price of the debenture and the exercise price of the warrant then such conversion and exercise price shall be reduced to such lower price.

OTHER TERMS

      The Purchasers have registration rights for the common stock underlying the above-referenced securities.

      The terms this financing are complex. This summary of the terms is general in nature and is qualified by reference to the actual agreements attached as exhibits to the Company's filings with the SEC. Stockholders desiring a more complete understanding of these securities are urged to refer to such exhibits.


      The issuance of the above-referenced securities were exempt from registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of such Securities Act and Regulation D promulgated thereunder based upon the representations of each of the Investors that it was an "accredited investor" (as defined under Rule 501 of Regulation D) and that it was purchasing such securities without a present view toward a distribution of the securities. In addition, there was no general advertisement conducted in connection with the sale of the securities.

RISK FACTORS

      If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

             RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

WE MAY NEVER BECOME PROFITABLE AND CONTINUE AS A GOING CONCERN BECAUSE WE HAVE HAD LOSSES SINCE OUR INCEPTION.

      We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($607,080) and ($761,252), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

OUR INDEPENDENT AUDITORS HAVE EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

      In their report dated March 24, 2004, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2003 and 2002. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

WE MAY HAVE TO CURTAIL OUR BUSINESS IF WE CANNOT FIND ADEQUATE FUNDING.

      We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. We need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

      -     we have no assets to pledge as security for the loan
      -     we are in poor financial condition
      -     we maybe viewed as a high market risk

      As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

OUR BUSINESS OPERATIONS WILL BE HARMED IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING.

      Our business operations will be harmed if we are unable to obtain additional funding. We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the end of fiscal year 2004. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the provision of our technology and products.


                RISKS RELATING TO OUR CURRENT FINANCING AGREEMENT

THE ISSUANCE OF SHARES UPON CONVERSION OF THE CONVERTIBLE DEBENTURES AND EXERCISE OF WARRANTS MAY RESULT IN SUBSTANTIAL DILUTION TO THE INTERESTS OF OTHER STOCKHOLDERS SINCE THE SELLING STOCKHOLDER MAY ULTIMATELY CONVERT AND SELL THE FULL AMOUNT ISSUABLE ON CONVERSION.

      The issuance of shares upon conversion of the convertible debentures and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholder may not convert its convertible note and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from converting and/or exercising some of their holdings, selling our common stock issued in such conversion and/or exercise, and then converting more of their holdings. In this way, the selling stockholder could sell more than 4.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

THE CONVERSION PRICE OF OUR CONVERTIBLE DEBENTURES MAY ENCOURAGE INVESTORS TO MAKE SHORT SALES IN OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

      The convertible debentures are convertible into shares of our common stock at a fix price of $0.05. The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. In addition, not only the sale of shares issued upon conversion or exercise of debentures, warrants and options, but also the mere perception that these sales could occur, may lower the market price of the common stock.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR CONVERTIBLE DEBENTURES, AND WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE.

      The market price of our common stock may decline because there are a large number of shares underlying our convertible debentures, and warrants that may be available for future sale, and the sale of these shares may depress the market price. As of May 7, 2004, we had approximately 15,000,000 shares of common stock issued and outstanding and convertible debentures outstanding that may be converted into an estimated 16,000,000 shares of common stock at current market prices, and outstanding options and warrants to purchase up to 20,400,000 shares of common stock. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" RULES.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      o that a broker or dealer approve a person's account for transactions in penny stocks; and
      o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

      o obtain financial information and investment experience objectives of the person; and
      o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

      o sets forth the basis on which the broker or dealer made the suitability determination; and
      o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 8,000,000 shares from us at an exercise price of $0.10 per share. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 8,000,000 shares from us at an exercise price of $0.20 per share. If all warrants held by the selling stockholders are exercised, we will receive $2.4 million in proceeds.

      We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                              SELLING STOCKHOLDER

      The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

      The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                SHARES BENEFICIALLY OWNED                 SHARES BENEFICIALLY OWNED
                                  PRIOR TO THE OFFERING                       AFTER THE OFFERING
                                                               TOTAL
                                                               SHARES
            NAME                  NUMBER         PERCENT     REGISTERED       NUMBER      PERCENT
-------------------------------  ----------    -----------  ------------   ---------   ----------

Palisades Master Fund, L.P. (1)   5,720,000       27.61%**   5,720,000         0           0
Robert B. Prag (2)                3,600,000       19.35%**   3,600,000         0           0
Mark Nicosia (3)                  3,200,000       17.58%**   3,200,000         0           0
Scott H. Cummings (4)             3,000,000       16.67%**   3,000,000         0           0
Paul T. Mannion (5)               3,000,000       16.67%**   3,000,000         0           0
Tsunami Trading Corp. (6)         2,400,000       13.79%**   2,400,000         0           0
London Family Trust (7)           2,000,000       11.76%**   2,000,000         0           0
PEF Advisors Ltd. (8)             2,000,000       11.76%**   2,000,000         0           0
George W. King (9)                1,600,000        9.64%**   1,600,000         0           0
Eos Funds Limited (10)            1,200,000        7.41%**   1,200,000         0           0
Brian Barton (11)                 1,200,000        7.41%**   1,200,000         0           0
Peter A. Massaniso (12)           1,000,000        6.25%**   1,000,000         0           0
Massaniso & Company Inc. (13)     1,000,000        6.25%**   1,000,000         0           0
Andrew Reckles (14)               1,000,000        6.25%**   1,000,000         0           0
Bryan T. Smith (15)                  80,000        *            80,000         0           0
Chris Rogen (16)                    700,000        4.45%       700,000         0           0
Stuart McPherson                    100,000        *           100,000         0           0
Cryptex Corp.                       250,000        1.64%       250,000         0           0
Thomas Brazil                       250,000        1.64%       250,000         0           0
Rush & Co.                          500,000        3.23%       500,000         0           0
Pasquale Cusano                     100,000        *           100,000         0           0
Elvira Stingi                       200,000        1.23%       200,000         0           0
TOTAL

      *Less than 1%.

      **The holder shall not be entitled to convert any amount which would result in the holder being the beneficial owner of more than 4.99% of the Company's common stock, unless 61 days' prior notice is given to the Company.


      The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.


      (1) Represents (i) 2,860,000 shares of common stock underlying a $143,000 convertible debenture with a conversion price of $0.05 per share; (ii) 1,430,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 1,430,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (2) Represents (i) 1,800,000 shares of common stock underlying a $90,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 900,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 900,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (3) Represents (i) 1,600,000 shares of common stock underlying a $80,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 800,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 800,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (4) Represents (i) 1,500,000 shares of common stock underlying a $75,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 750,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 750,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (5) Represents (i) 1,500,000 shares of common stock underlying a $75,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 750,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 750,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (6) Represents (i) 1,200,000 shares of common stock underlying a $60,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 600,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 600,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (7) Represents (i) 1,000,000 shares of common stock underlying a $50,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 500,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 500,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (8) Represents (i) 1,000,000 shares of common stock underlying a $50,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 500,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 500,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (9) Represents (i) 800,000 shares of common stock underlying a $40,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 400,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 400,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (10) Represents (i) 600,000 shares of common stock underlying a $30,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 300,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 300,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (11) Represents (i) 600,000 shares of common stock underlying a $30,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 300,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 300,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (12) Represents (i) 500,000 shares of common stock underlying a $25,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (13) Represents (i) 500,000 shares of common stock underlying a $25,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (14) Represents (i) 500,000 shares of common stock underlying a $25,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 250,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (15) Represents (i) 40,000 shares of common stock underlying a $2,000 convertible debenture with a conversion price of $0.05 per share;
            (ii) 20,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.10 per share; (iii) 20,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.20 per share.

      (16) Represents (i) 300,000 shares of common stock; and (ii) 400,000 shares of common stock underlying warrants that are currently exercisable at an exercise price of $0.25 per share.

                              PLAN OF DISTRIBUTION

      Each Selling Stockholder (the "Selling Stockholders") of the common stock ("Common Stock") of Tasker Capital Corp., a Nevada corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale;

      o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

      o     any other method permitted pursuant to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

      Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

      In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

      The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

      We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

      Our authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value.

      The following is a description of the material terms of our common stock.

COMMON STOCK

      The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

      Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT

      Pacific Corporate Trust Company has been appointed the transfer agent of our common stock and preferred stock.

                                 LEGAL MATTERS

      The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Morgan & Company, Chartered Accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

SEC registration fee.....................................      $1,700.00
Legal fees and expenses..................................      35,000.00
Accountants..............................................
Total....................................................     $36,700.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.


ITEM 16. EXHIBITS.

      The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT                                   DESCRIPTION
NUMBER
--------------------------------------------------------------------------------


      5.1   Opinion of Counsel

      23    Consent of Accountants


ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

      2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to
            Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Tasker Capital Corp., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Danbury, State of Connecticut on the 14th day of May 2004.



                                   TASKER CAPITAL CORP.



                                   Name:  /s/ Robert P. Appleby
                                         ---------------------------------------
                                   Title: President, Chief Executive Officer and Acting Chief Financial Officer

                               POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Robert
P. Appleby his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------  -------------------

By: /s/ Robert P. Appleby         President, Chief
   -----------------------     Executive Officer, Acting       May  14, 2004
    Robert P. Appleby           Chief Financial Officer
                                     and Director


By: /s/ Gordon Davis
   -----------------------
    Gordon Davis                        Director               May  14, 2004


By: /s/ James Burns
   -----------------------
    James Burns                         Director               May 14, 2004